FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

02027545

P.E. 4-24-02

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......   No ...√...

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INDEX

Document No.	Document
1.	Northern Rock plc - Employee Share Option Scheme

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 12 April 2002

By: ______________________

Name: C Jobe
Title: Company Secretary

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NORTHERN ROCK PLC

APPROVED PROFIT SHARING SCHEME - APPROPRIATION OF SHARES

Northern Rock plc ("the Company") has established an Approved Profit Sharing Scheme ("the Scheme") for the purpose of awarding ordinary shares to employees, subject to the financial performance of the Company as defined by the Rules of the Scheme.

The Company announces that on 15 April 2002 awards were made to executive directors under the Scheme as follows:

Name	**Number of Shares**
Adam John Applegarth	1203
David Frank Baker	1203
Robert Frederick Bennett	1203

The appropriation price of the ordinary shares on 12 April 2002 was £6.65 per share.

The shares appropriated under the Rules of the Scheme will be held in trust for three years after which they will be released without any subsequent income tax of National Insurance liability.

15th April 2002